UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022
Commission file number: 001-39278

Kingsoft Cloud Holdings Limited
(Exact Name of Registrant as Specified in Its Charter)

Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,
Haidian District
Beijing, 100085, the People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed by Kingsoft Cloud Holdings Limited with the Securities and Exchange Commission on October 12, 2021 and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Kingsoft Cloud Holdings Limited
Date: July 27, 2022	By: /s/ Haijian He Name: Haijian He Title: Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description
99.1	Kingsoft Cloud Holdings Limited Makes Supplemental and Updated Disclosures
99.2	Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements
99.3	Camelot Employee Scheme, Inc. Unaudited Consolidated Financial Statements